[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1.  Name and Address of Reporting Person*

  Downey    Joseph     L.
-------------------------------
(Last)     (First)   (Middle)

919 Fairway Drive
-------------------------------
(Street)

Manhattan,   KS     66502
-----------------------------
(City) (State)      (Zip)
______________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc. (MNBB)
_______________________________________________________________________________
3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)
_______________________________________________________________________________
4. Statement for
   Month/Year
   12/2000
_____________________________________________________________________
5. If Amendment,
   Date of Original
   (Month/ Year)
_______________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

[X]  Director            [ ] 10% Owner
[ ]  Officer             [ ] Other (specify below)
    (give title below)
_______________________________________________________________________________

7.  Individual or Joint/Group Filing
    (Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person
_______________________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                2.               3.               4.
Title of Security Transaction Date Transaction Code Securities Acquired (A)
(Instr. 3)        (Month/Day/Year) (Instr. 8)       or Disposed of (D)
                                                    (Instr. 3, 4 and 5)
                                                              (A) or
                                                      Amount  (D)     Price


Common Stock        8/14/00 (2)        J (2)          699      A


5. Amount of Securities      6. Ownership Form:           7. Nature of
   Beneficially Owned           Direct (D) or Indirect       of Indirect
   At End of Issuer's           Indirect (I)                 Beneficial
   Fiscal Year                  (Instr. 4)                   Ownership
  (Instr. 3 and 4)                                           (Instr. 4)

   14,693                           D

(Over)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v) SEC 2270 (7-96
________________________________________________________________________________
FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Deriva- 2. Conver- 3. Transaction 4. Transaction 5.  Number of
   tive Security       sion or    Date           Code            Derivative
   (Instr. 3)          Exercise                  (Instr. 8)      Securities
                       Price of   (Month/                        Acquired (A)
                       Derivative  Day/                          or Disposed of
                       Security    Year)                         (D)Inst.3,4,5


 6. Date Exercisable      7. Title and Amount of       8. Price of
    and Expiration Date      Underlying Securities        Derivative
   (Month/Day/Year)         (Instr. 3 and 4)              Security
                                                           (Instr. 5)
   Date Exer-   Expir-       Title   Amount or
        cisable ation Date           Number of
                                     Shares

9. Number of Deriv-      10. Ownership of       11. Nature of
   ative Securities          Derivative             Indirect
   Beneficially              Security:              Beneficial
   Owned at End              Direct (D) or          Ownership
   of Year                   Indirect (I)          (Instr. 4)
   (Instr. 4)               (Instr. 4)


Explanation of Responses:
1. Of Issuer and Issuer's wholly-owned subsidiary, Security National Bank
2. Shares received from 5% stock dividend paid August 14, 2000

        s/ Joseph L. Downey          2/13/01
           _______________________   ______________
           **                        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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SEC 2270 (7-96)